Exhibit (99.3)

Offers to Exchange the Registered Notes Set Forth Below that Have Been Registered Under the Securities Act of 1933, as amended for Any and All Outstanding Restricted Notes set Forth Opposite the Corresponding Registered Notes

Registered Notes	Restricted Notes
4.750% Senior Notes due 2028	4.750% Senior Notes due 2028
4.250% Senior Notes due 2029	4.250% Senior Notes due 2029

To Our Clients:

Enclosed is a Prospectus, dated , 2023 of S&P Global Inc., a New York corporation (the “Company”), and Standard & Poor’s Financial Services LLC (the “subsidiary guarantor”), and a related Letter of Transmittal (which together constitute the “Exchange Offer”) relating to the offer by the Company to exchange its New Notes (as defined in the Letter of Transmittal), pursuant to an offering registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of the corresponding series of its issued and outstanding Old Notes (as defined in the Letter of Transmittal) upon the terms and subject to the conditions set forth in the Exchange Offer.

Please note that the Exchange Offer will expire at 5:00 p.m., New York City time, on , 2023 unless extended.

The Exchange Offer is not conditioned upon any minimum number of Old Notes being tendered.

We are the holder of record and/or participant in the book-entry transfer facility of Old Notes held by us for your account. A tender of such Old Notes can be made only by us as the record holder and/or participant in the book-entry transfer facility and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Old Notes held by us for your account.

We request instructions as to whether you wish to tender any or all of the Old Notes held by us for your account pursuant to the terms and conditions of the Exchange Offer. We also request that you confirm that we may on your behalf make the representations contained in the Letter of Transmittal.

Pursuant to the Letter of Transmittal, each holder of Old Notes will represent to the Company that (i) the holder is not an “affiliate” (as defined in Rule 405 of the Securities Act) of the Company or the subsidiary guarantor, (ii) any New Notes to be received by the holder are being acquired in the ordinary course of its business, and (iii) the holder has no arrangement or understanding with any person to participate, and is not engaged and does not intend to engage in a distribution (within the meaning of the Securities Act) of such New Notes. If the tendering holder is a broker-dealer that will receive New Notes for its own account in exchange for Old Notes, we will represent on behalf of such broker-dealer that the Old Notes to be exchanged for the New Notes were acquired by it as a result of market-making activities or other trading activities, and acknowledge on behalf of such broker-dealer that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. By acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes, such broker-dealer is not deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

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